UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

|X|	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003 Commission file number 01-13031

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Retirement Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Retirement Corporation 111 Westwood Place, Suite 200 Brentwood, TN 37027

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The 401(k) Investment Fiduciary Committee
American Retirement Corporation
    401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the American Retirement Corporation 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Nashville, Tennessee
June 25, 2004

AMERICAN RETIREMENT CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits December 31, 2003 and 2002

	2003	2002
Investments, at fair value:
Cash equivalents:
Zurich Money Market Fund	$3,320,233	3,343,416
Mutual funds:
Total Return Fund	1,273,430	902,535
U.S. Government Securities Fund	2,250,743	2,277,094
Global Discovery Fund	1,109,257	621,610
Dreman High Return Equity Fund	3,617,255	2,482,397
S&P 500 Stock Fund	1,612,133	1,153,917
Health Care Fund	1,410,383	986,178
Alger Mid-Cap Growth Retirement Fund	2,216,914	1,316,862
Janus Adviser Capital Appreciation Fund	1,619,449	1,294,858
Common Stock:
American Retirement Corporation Common Stock	—	287,152
Participant loans receivable	476,811	304,483

Total investments	18,906,608	14,970,502

Receivables:
Employer contribution	8,783	12,666
Participant contributions	68,300	80,797

Total receivables	77,083	93,463

Total assets	18,983,691	15,063,965

Excess employee contributions payable	—	(27,636)

Net assets available for benefits	$18,983,691	15,036,329

See accompanying notes to financial statements. 2

AMERICAN RETIREMENT CORPORATION 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Interest and dividend income	$190,873	221,834
Net appreciation (depreciation) in fair value of mutual funds	2,806,129	(2,104,763)
Net appreciation (depreciation) in fair value of common stock	132,108	(75,289)

Total investment income (loss)	3,129,110	(1,958,218)

Contributions:
Participant	2,983,878	3,409,151
Employer	333,846	565,129
Participant rollovers	139,874	310,124

Total contributions	3,457,598	4,284,404

Total additions	6,586,708	2,326,186
Deductions from net assets attributed to:
Benefits paid to participants	2,574,237	2,137,498
Administrative expenses	65,109	35,303

Net increase in net assets available for benefits	3,947,362	153,385

Net assets available for benefits:
Beginning of year	15,036,329	14,882,944

End of year	$18,983,691	15,036,329

See accompanying notes to financial statements. 3

AMERICAN RETIREMENT CORPORATION 401(k) PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002

(1)	Description of Plan

The following is a brief description of the American Retirement Corporation 401(k) Plan (“the Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan, sponsored by American Retirement Corporation (“the Company” or “Employer”) subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of the Company are eligible to participate in the Plan if they meet the following criteria:

(1)	Are a permanent employee of the Company;

(2)	Are employed for twelve consecutive months, with 1,000 hours worked; and

(3)	Have attained 21 years of age.

(c)	Contributions

Participants may contribute up to 20% of their pre-tax annual compensation to the Plan, not to exceed the Internal Revenue Service (IRS) maximum of $12,000 for 2003. Contributions are made through payroll deductions on a pre-tax basis. Participants may also make after-tax contributions to the Plan in any amount. Rollover and transfer contributions are permitted. Participants may change their contribution elections quarterly on the first business day of the first, fourth, seventh, or tenth months of the Plan’s fiscal year. If an employee elects to terminate contributions, payroll withholdings may not be reinstated until the first business day of the Plan’s next fiscal quarter.

Employer matching contributions are made monthly, up to 1% of the participant’s monthly compensation. In addition, discretionary Employer contributions may be made quarterly up to 2% of the participant’s quarterly compensation. Any discretionary Employer contribution funded in an amount exceeding 2% of participant’s compensation shall be allocated based on proportionate elective deferrals of each participant. The Employer may also contribute an additional amount determined in its sole judgment. This additional contribution, if any, is allocated to only non-highly compensated participants, in proportion to each participant’s compensation as a ratio of all participants’ compensation. Employer contributions have been made in cash in 2003 and 2002.

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(d)	Forfeitures

Terminating participants forfeit all non-vested Employer contributions. If the employee is subsequently rehired within five years of the termination and repays the withdrawn amount to the Plan within five years of re-employment, the forfeitures will be restored to the participants’ account.

Forfeitures of terminated participants' nonvested balances are credited to the Company and used to offset Employer contributions. Employer contributions were reduced by $163,026 in 2003 from forfeited nonvested accounts.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) Employer contributions and (b) Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participants are immediately vested in their contributions, rollovers and transfer contributions plus or minus any earnings or losses thereon. Participants become vested in, and have a nonforfeitable right to, their Employer contributions in accordance with the following vesting schedule:

Years of service	Percent Vested

1	20%
2	40
3	60
4	80
5	100

Notwithstanding the foregoing, a participant shall be 100% vested in, and have a nonforfeitable right to the Employer contributions upon death, permanent disability, the attainment of early or normal retirement age, or upon termination of the Plan. Normal retirement age, for all purposes of the Plan, is the participant’s 65th birthday.

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(g)	Participant Loans

Participants are eligible to obtain loans of up to 50% of their vested account balances. Interest on such loans is prime plus 1%. Loan transactions are treated as transfers between the investment options and the Participant Loan Fund. Repayments are made via payroll deductions for a period not to exceed five years.

(h)	Payment of Benefits

Distributions from the Plan are payable upon retirement, death, disability or termination. Participants are eligible to receive hardship withdrawals which meet certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Effective September 1, 2001, participants receive benefits in a lump-sum payment. Prior to September 1, 2001, participants could elect to receive benefits in a lump-sum payment or installment payments.

Terminating participants having a vested account balance of $5,000 or more may defer the payment of the benefits until April 1 of the calendar year following the calendar year during which they attain age 70 1/2.

(i)	Plan Termination

Although they have expressed no intent to do so, the Board of Directors of the Company has the right to terminate the Plan or completely discontinue contributions under the Plan at any time.

(j)	Administrative Expenses

Beginning in April 2002, 50% of costs associated with administering the Plan are paid by the Plan and 50% are paid by the Company. Prior to April 2002, all costs associated with administering the Plan were paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

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(b)	Investment Valuation and Income Recognition

The investments in mutual funds are carried at fair value based upon the closing market quotations of the underlying securities in the funds. The investment in the Company’s common stock, during 2002, was carried at fair value based upon the closing market quotation of the stock. The participant loans receivable are reported at cost which approximates fair value as reported to the Plan by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Federal Income Tax Status

The Plan was established under a prototype standardized profit sharing plan with a CODA (Cash or Deferred Arrangement) that has received a tax determination letter from the Internal Revenue Service indicating that the prototype Plan is qualified under the provisions of Section 401 of the Internal Revenue Code. To date, the Company has not requested a separate determination letter. The 401(k) Investment Fiduciary Committee believes that the Plan is currently being operated in compliance with the requirements of the Internal Revenue Code.

(e)	Use of Estimates

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(3)	Investments

Under the terms of the Trust Agreement dated May 1, 2001 between Zurich Scudder Investments (“Scudder”) and the Company, Scudder manages several trust funds on behalf of the Plan. All investments of the Plan are held by Scudder, which has been granted authority concerning purchases and sales of assets in the trust funds.

Contributions to the Plan are invested, according to the participants’ elections, in 5% increments in the following funds: Zurich Money Market Fund, Total Return Fund, U.S. Government Securities Fund, Global Discovery Fund, Dreman High Return Equity Fund, S&P 500 Stock Fund, Health Care Fund, Alger Mid-Cap Growth Retirement Fund and Janus Adviser Capital Appreciation Fund. Effective January 1, 2004, investment options available to participants have changed (note 5).

Fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002 are as follows:

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Description	2003	2002
Total Return Fund	$1,273,430	902,535
U.S. Government Securities Fund	2,250,743	2,277,094
Global Discovery Fund	1,109,257	621,610
Dreman High Return Equity Fund	3,617,255	2,482,397
S&P 500 Stock Fund	1,612,133	1,153,917
Health Care Fund	1,410,383	986,178
Alger Mid-Cap Growth Retirement Fund	2,216,914	1,316,862
Janus Advisor Capital Appreciation Fund	1,619,449	1,294,858
Zurich Money Market Fund	3,320,233	3,343,416

(4)	Risks and Uncertainties

The Plan provides for investment options in mutual funds that are comprised of various short-term investments, government obligations, and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Subsequent Events

Effective January 1, 2004, investment options available to participants have changed. Certain investments have been eliminated and new investments added. The available investment funds at January 1, 2004 include:

Scudder Stable Value Fund
Scudder Fixed Income Fund – A
Scudder Pathway Conservative Portfolio – A
Scudder Pathway Moderate Portfolio – A
Scudder Pathway Growth Portfolio – A
Scudder S&P 500 Stock Fund – A
Alger Mid Cap Growth Fund – A
Scudder – Dreman High Return Equity Fund – A
Scudder Global Discovery Fund – A

Existing balances and future contributions in eliminated funds will be directed to replacement funds as communicated to participants.

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AMERICAN RETIREMENT CORPORATION 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2003

Party-in- Interest Identification	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value
*	Scudder	Total Return Fund - 147,217.3786 units	$1,273,430
*	Scudder	U.S. Government Securities Fund - 259,900.9896 units	2,250,743
*	Scudder	Global Discovery Fund - 40,161.3839 units	1,109,257
*	Scudder	Dreman High Return Equity Fund - 94,742.1416 units	3,617,255
*	Scudder	S&P 500 Stock Fund - 231,295.9167 units	1,612,133
*	Scudder	Health Care Fund - 67,644.2582 units	1,410,383
	Alger	Alger Mid-Cap Growth Retirement Fund - 283,492.8706 units	2,216,914
	Janus	Janus Adviser Capital Appreciation Fund - 75,994.7988 units	1,619,449
*	Scudder	Zurich Money Market Fund - 3,320,232.7840 units	3,320,233
*	Participants	Participant loans receivable, at variable rates, due at various
		dates through December 31, 2008	476,811

		Total	$18,906,608

*	Denotes a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm. 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Investment Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Retirement Corporation 401(k) Plan

Date: June 29, 2004	By: /s/ Terry Frisby ——————— Terry Frisby Chairman of the American Retirement Corporation 401(k) Investment Fiduciary Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm